UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREGIN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2011

Commission File Number: 001-34760

THE CASH STORE FINANCIAL SERVICES INC.

(Translation of registrant's name into English)

17631-103 Avenue
Edmonton, Alberta, Canada T5S 1N8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE CASH STORE FINANCIAL SERVICES INC.
Date: January 26, 2011
	By:	/s/ Nancy Bland
Nancy Bland Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED DECEMBER 31, 2010

99.2	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE PERIOD ENDED DECEMBER 31, 2010

99.3	CEO AND CFO CERTIFICATIONS